UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 9, 2021 titled “Banco Santander Mexico, announces the resolutions adopted at its shareholders’ meeting”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: June 10, 2021

Item 1

BANCO SANTANDER MéXICO ANNOUNCES THE RESOLUTIONS ADOPTED AT ITS SHAREHOLDERS’ MEETING

Mexico City, Mexico, June 9th, 2021 - Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of the leading banking institutions in Mexico, announced that, on this date, it held its Ordinary and Extraordinary General Shareholders’ Meeting, at which, among others, the following resolutions were adopted.

I.	Approve the decree of payment of a cash dividend in the amount of Ps.3,054 million, which will be distributed to shareholders in proportion to the number of shares they own, at a rate of Ps.0.45, and will be paid on June 18, 2021.

II.	As a consequence of the change in the intended conditions of the Tender Offer announced by Banco Santander, S.A., to become a voluntary Tender Offer and eliminating as a requirement the cancellation of the registration with the National Securities Registry (Registro Nacional de Valores), as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., the discussion on the cancellation was unnecessary and no resolution was adopted in this regard. Therefore, the shares of Banco Santander México will continue to be registered in said registry and listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange (“NYSE”).

This relevant event does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2021, Banco Santander México had total assets of Ps.1,748 billion under Mexican Banking GAAP and more than 19.0 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 22,280 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander Mexico